SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————

6 June 2000	13/00

REUTERS APPOINTS TWO NEW EXECUTIVE DIRECTORS

London – Reuters Group PLC announced today the appointment of two new executive directors to the Board.

David Grigson FCA (45) joins Reuters as Finance Director. He has been Group Finance Director of Emap plc since 1989 during which time the company has grown into an international media business and become a constituent of the FTSE 100. Prior to joining Emap, David worked for Saatchi & Saatchi in the US and for Esso in the UK. He will join Reuters at the end of July.

David replaces Rob Rowley as Reuters Finance Director, following the announcement in March that Rob is taking a full-time role as Chief Executive of Reuterspace, the division responsible for developing the Group’s new media and internet-related businesses and assets.

Tom Glocer (40), Chief Executive, Reuters Information – part of the Group’s core business division, Reuters Financial – joins the Board with immediate effect. Tom was appointed to his current role in February. He was previously president of Reuters America, responsible for the company’s business in the Americas and from 1997 to 1998 he managed Reuters operations in Central and South America. He joined Reuters in 1993.

Commenting on the new appointments, Reuters Chairman Sir Christopher Hogg said:

“These latest appointments to the Board reflect the changes that are taking place at Reuters as we position the Group in the Internet age. Since the beginning of the year, we have made several board changes and embarked on a range of major initiatives as we seek to make financial markets really work on the Internet.

“David’s appointment will now allow Rob to work full time at Reuterspace, where we believe there are significant opportunities. David brings with him considerable experience of the media sector, is well known in the City and has extensive international experience – credentials that will be of great value to Reuters.

“Since Tom joined Reuters, he has made a considerable impact on the areas of the business that he has been responsible for. He has clear ideas about how our Information business should be developed and he will be a considerable asset to the Board.”

End

Contact

Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: 020 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

Note to editors

Reuters supplies the global financial markets and news media with the widest range of information and news products. It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million pageviews per month. Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management. It also supplies technologies and portal capabilities for clients to supply their retail customers. Reuterspace concentrates on services in the business-to-business, consumer finance and media markets. Reuters is the world’s largest news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is gathered and edited in 23 languages. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Biographies

David Grigson

David Grigson was appointed Group Finance Director of Emap plc in 1989.

Grigson joined Saatchi & Saatchi Plc in 1985 as International Finance Director, based in London.  He was responsible for monitoring the performance of operations outside the UK and USA.  In 1986 he became Chief Financial Officer of The Hay Group in Philadelphia, the largest subsidiary of Saatchi & Saatchi Consulting.  He helped accelerate the subsidiary’s change from a professional partnership to a professional business.  In 1988 Grigson was appointed Finance Director of Saatchi & Saatchi Consulting, based in Washington DC.  Grigson’s principal role was to direct the activities of newly acquired subsidiaries and advise on potential acquisitions.

Grigson worked for Esso UK from 1980 to 1984, where he held various finance roles culminating in the position of European Financial Analyst responsible for monitoring the activities of Esso’s operations in Germany, Norway and Italy.

He trained as an accountant with Spicer & Pegler from 1976 to 1980.

Grigson holds a BSc in Economics from the University of Manchester and became a FCA in 1979.

Tom Glocer

Tom Glocer was appointed Chief Executive Reuters Information in February 2000. He joined Reuters in New York in 1993 as Vice President and Deputy Counsel, Reuters America and was appointed Executive Vice President and General Counsel, Reuters America Holdings in 1995.  In 1997 he was appointed Chief Executive Officer, LatAm, with responsibility for Reuters operations in Central and South America.  Glocer became President, Reuters Information, the Americas and President of Reuters America Inc in 1999.

Prior to joining Reuters, Glocer was a mergers and acquisitions lawyer with Davis Polk & Wardwell in New York, Paris and Tokyo.  He also has business start-up experience in the development of software for educational games.

He holds a bachelors degree in political philosophy from Columbia University and a JD from Yale Law School.

6 June 2000	14/00

REUTERS AND EQUANT LAUNCH RADIANZ

New York and London – Reuters (RTR.L) and Equant (NYSE: ENT and Paris Bourse: EQU) today announced the formation of Radianz, their new independently managed company, for global financial communications.  This follows Reuters and Equant’s announcement on 3 February 2000 of their intention to establish Radianz, which plans to develop the world’s largest Internet Protocol (IP) network for financial markets.

Radianz will provide a neutral and trusted IP platform for delivering a range of content and transactional capabilities in 120 countries. It plans to provide next-generation network connectivity and security to end-users.  Companies which have agreed to use Radianz’s services include: Euroclear, Morgan Stanley Dean Witter, Knight Trading Group Inc., and Fimat (part of Société Générale Group) – see note to editors.

Radianz will combine Reuters specialist in-depth knowledge of financial services and content distribution with Equant’s solutions and expertise on operating a secure global IP network, a package demanded by the dynamic and ever-changing financial industry.  Radianz will exploit Reuters network which currently has more than 60,000 connections to financial services customers’ sites worldwide.

“The concept of Radianz is attractive to financial companies because it is bringing together the critical mass of end-users needed to create a whole new world for secure financial communications,” said Doug Gilstrap, CEO of Radianz. “Financial companies are joining Radianz because we can connect every company, customer and supplier in financial services in the most efficient manner possible.”

David Ure, executive director of Reuters, will be chairman of Radianz.  Doug Gilstrap is appointed Radianz’s CEO, Brennan Carley chief product and technology officer and Chris Church head of global sales.

Reuters will own 51 percent of Radianz.  Subject to approvals, Reuters will transfer US$105 million of telecommunications network assets into the new entity, plus US$25 million in cash.  It will also sell Reuters Connect Services, Reuters existing telecommunications business serving the financial community, to Radianz for US$25 million in cash.

Equant will own 49 percent of Radianz and contribute US$225 million in cash to the new company.  It will also provide US$125 million of other services and contribute an additional US$25 million of annual contracted revenue from its existing financial services customers.  In addition, Equant will supply network services under a long-term agreement, which is expected to be worth approximately US$100 million in the first full year of operation.

Radianz will have approximately 500 employees, more than 400 of whom are transferring from Reuters where they are involved in specific networking and telecommunications activities.  Sixty staff will transfer from Equant’s sales, marketing and product development area.  Equant will transfer approximately 40 more staff within a 12-month period.

Radianz will work closely with TIBCO Software (TIBX) to enable the delivery of TIB-based applications over its network.  This will allow companies that have invested in TIB technology for enterprise-wide applications to extend those applications to their clients, their suppliers and their extended communities of interest.

Peter Job, chief executive of Reuters, said: “Radianz is a key component of Reuters Internet strategy, providing the communications element to go with content and technology.  There is a clearly identified and significant market for a secure extranet for the financial markets.  Reuters customers will also benefit from a more efficient network and will be able to use it for other communications activities.”

Didier Delepine, president and CEO of Equant, added: “Combining the skills of Reuters and Equant puts Radianz ahead of the curve when it comes to being able to capture the growing demand for secure services needed by the financial industry.  We anticipate financial companies worldwide will join Radianz’s financial community of interest.”

End

Contact:

Equant Media Relations Marty Filipowski David Scott +1.917.368.9700 or +1.770.303.3736 +1.678.296.9364 marty.filipowski@equant.com	Reuters Geoff Wicks +44 (0) 20.7542.8666 geoff.wicks@reuters.com Adrian Duffield +44 (0) 20.7542.4728 adrian.duffield@reuters.com
Equant Investor Relations Jim Armstrong +1.770.303.3754 james.armstrong@equant.com	Peter V Thomas +44 (0) 20.7542 4890 peter.v.thomas@reuters.com
Ashley Rayfield +44 (0) 20.8321.4521 ashley.rayfield@equant.com	Nancy Bobrowitz +1.212.603.3345 nancy.bobrowitz@reuters.com

Radianz Public Relations
Cesca Clifford-Bowles
+212.686.0131

Note to editors

Euroclear, Morgan Stanley Dean Witter, Knight Trading Group, Inc., and Fimat supplied the following quotes in conjunction with today's announcement:

“Euroclear has chose Radianz to provide network services as part of Euroclear Online, our next-generation of communications for Euroclear custody and settlement services,” said Michael Pilkington, vice president and head of corporate technology for Euroclear. “Radianz’s IP network has the availability, integrity and reach we need to provide our participants with cost-effective solutions for the future.”

“With its initial reach and coverage of a broad cross section of the financial industry, Radianz provides an exciting opportunity for financial institutions to start consolidating multiple types of transactions with suppliers, exchanges and counterparties over a common, highly secure infrastructure,” said Paul Toldalagi, managing director at Morgan Stanley Dean Witter. “Our firm plans to migrate some of its client applications to the Radianz infrastructure.”

“Knight, as one of Radianz’s lead customers, will have major points of access to market centres in Europe, Asia and the United States through Radianz’s community extranet service,” said David Shpilberg, chief operating officer and chief technology officer of Knight Trading Group, Inc. “Radianz will accelerate Knight’s connectivity to the global marketplace, while reducing the costs associated with this process.”

“Through Fimatrade, institutional investors within the Radianz community will be able to electronically access the world’s principal derivative markets on a 24x7 basis,” said Jean Orlowski, chief information officer of Fimat Group, a premier global brokerage organisation. “As part of Société Générale, Fimat has chosen Radianz to expand the reach of our applications, lower distribution costs and allow for quicker expansion of our user base.  We are confident Radianz will enable internal staff to concentrate our efforts and capital investment on advancing electronic trading technology rather than network connectivity.”

Radianz is a business-to-business e-commerce company providing secure IP networking and services for the global finance community. Radianz delivers networking technologies that provide the ease and reach of the Internet with the security, reliability and performance that the financial service firms need to conduct high-value, business-to-business e-commerce.  The company is also working with specialist suppliers to provide and facilitate customised software applications crucial to the financial services industry. Radianz offers the financial services community the tools for today and unlimited potential for tomorrow.  For additional information, please see www.radianz.com.

Reuters supplies the global financial markets and news media with the widest range of information and news products.  It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million pageviews per month.  Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management.  It also supplies technologies and portal capabilities for clients to supply their retail customers.  Reuterspace concentrates on services in the business-to-business, consumer finance and media markets.  Reuters is the world’s largest news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries.  News is gathered and edited in 23 languages. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm.  It covers the equities and fixed income markets.  On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

Equant operates the world’s largest network, providing voice, data, Internet, application, and integration services to companies around the globe.  The network reaches key business centres in more than 220 countries and territories.  For additional information, see www.equant.com.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review – Cautionary Statements”.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

This release may contain projections or other forward-looking statements relating to Equant that involves risks and uncertainties.  Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results.  Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant’s history of operating losses, the unpredictability of growth in Equant’s markets, Equant’s rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant’s international operations, dependence on suppliers, network security issues, competition, and volatility of Equant’s stock price.  All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

Contact:	Nancy Bobrowitz Senior Vice President Corporate Communications Reuters America Inc. nancy.borowitz@reuters.com

INSTINET.COM TO LAUNCH RETAIL EQUITY SERVICE IN
FOURTH QUARTER

June 8, 2000 — Reuters, the global information and news group, said today that Instinet.com, the retail arm of its brokerage subsidiary Instinet Corporation, now expects to launch its equity brokerage service for private investors in the fourth quarter.

Originally targeted for May, Instinet.com will use the intervening period to resolve outstanding issues related to scalabilty and to perform more vigorous testing of the service to ensure the highest standards of security and reliability.  These live tests will continue through the summer.

Instinet will deliver a different model of retail brokerage by offering investors direct access through Instinet.com to its pool of institutional liquidity.

End	15/00

This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1993 and Section 21E of the US Securities Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review – Cautionary Statements”.  Copies of the Annual Report are available on request from Reuters America Inc., 1700 Broadway, 2nd Floor, New York, NY 10019.

Note to editors
Reuters supplies the global financial markets and news media with the widest range of information and news products.  It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million pageviews per month.  Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management.  It also supplies technologies and portal capabilities for clients to supply their retail customers.  Reuterspace concentrates on services in the business-to-business, consumer finance and media markets.  Reuters is the world’s largest international news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries.  News is gathered and edited in 23 languages.  Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm.  It covers the equities and fixed income markets.  On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

13 June 2000	16/00

REUTERS INVESTS US$35 MILLION IN LEADING US INTERNET
MORTGAGE MARKETPLACE OPERATOR

London – Reuters, the global information and news group, has invested US$35 million in Pedestal, a leading internet-based secondary mortgage marketplace operator.  The company, based in Washington DC, manages an internet business-to-business marketplace for the trading of secondary mortgage loans and mortgage-related products in the US.  Pedestal’s other strategic partners are Deutsche Bank and Battery Ventures.

This equity investment and key strategic alliance is in line with Reuters strategy, outlined on 8 February 2000, to make the financial markets work on the Internet.  The alliance will enable Reuters to increase its penetration of the fixed income markets by extending its range of services, via the Internet, to one of the largest segments – the US Mortgage Backed Security (MBS) and Asset Backed Security (ABS) sectors.  It will provide Reuters with direct access to Pedestal’s clients and enable the Group to sell, via Pedestal, internet-based data and analytics products for the mortgage market.

Reuters and Pedestal jointly recognise that to serve fully the workflow needs of end-users in the MBS/ABS market, it is necessary to provide a complete range of services from news, real-time and historical price information and analytics to trade execution over the Internet.  The objective of the alliance is to fully meet these needs.  Key features include the exchange of market information, the cross-selling of products and connectivity to services provided by both parties.

Philip Wood, Managing Director Business Development, Reuters Trading Solutions, said: “This investment strengthens our position in the fixed income markets and is yet another example of Reuters seeking to make the financial markets work on the Internet.  Pedestal is playing a leading role in the shift towards internet-enabled secondary mortgage market trading. The combination of Pedestal’s significant industry expertise with Reuters content, technology and global distribution creates a solid foundation to enable secondary mortgage market trading to work more efficiently and effectively on the Internet.”

End

Contact

Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review – Cautionary Statements”.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Note to editors

US mortgage market
As of 31 December1999, there were US$2.6 trillion of MBS outstanding in the US.  New mortgage and asset-backed securities issues totalled US$1.16 trillion in 1999.  The Federal Reserve estimates the total secondary mortgage market trading at US$20 trillion in 1999.

Reuters (www.reuters.com) supplies the global financial markets and news media with the widest range of information and news products.  It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million pageviews per month.  Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management.  It also supplies technologies and portal capabilities for clients to supply their retail customers.  Reuterspace concentrates on services in the business-to-business, consumer finance and media markets.  Reuters is the world’s largest news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries.  News is gathered and edited in 23 languages.  Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm.  It covers the equities and fixed income markets.  On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Pedestal (www.pedestal.com) is an Internet-enabled secondary mortgage marketplace.  Pedestal combines the power of the Internet with high-level customer service and domain expertise to help: establish new trading relationships, enhance liquidity, lower transaction costs, expand access and simplify trading.  Pedestal has over 1,800 registered users representing approximately 1,000 institutions.  The company was founded in 1997 and is headquartered in Washington, DC.

14 June 2000	17/00

REUTERS SELLS STAKE IN SAFETYNET

London – Reuters, the global information and news group, has agreed to sell its minority holdings in the Safetynet Group to Guardian iT plc for a total consideration of £41 million in cash.  The transaction, on completion, will realise in the order of £37 million of pre-tax profit in the second half of the year.

Safetynet is one of the leading business continuity and disaster recovery suppliers in the UK.  Its largest business activity is in the provision of disaster recovery services for users of IBM mid-range computers together with workplace and dealer room recovery facilities.  Safetynet also provides high availability and facility management services together with e-commerce support and business continuity consultancy.

Reuters has sold its investments as Safetynet’s activities no longer form part of the Group’s core business.  Reuters first acquired an interest in Safetynet in 1993.

End

Contact

Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review – Cautionary Statements”.  Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.